UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON JULY 14th, 2023

FINAL VOTING STATEMENT – DETAILED VERSION

Sendas Distribuidora S.A. (“Company”) discloses to its shareholders and the market in general, according to CVM Resolution No. 81/22, as amended, the Final Voting Statement – Detailed Version of the Extraordinary Shareholders Meeting (Annex I) held on July 14th, 2023.

Rio de Janeiro (RJ, Brazil), July 25th, 2023.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
35859	386.190	A	B
21509	456.355	A	A
05838	1.087.500	A	A
05839	106.760	A	A
05839	220.690	A	A
33814	39.982	A	A
13066	377.075	A	A
08075	639.204	A	A
50787	360.368	A	A
11563	183.057	A	A
49294	206.400	B	B
29394	1.007.100	A	A
08676	21.440.000	A	A
08676	1.576.400	A	A
08677	19.967.100	A	A
08677	28.376.500	A	A
45695	13.069	A	A
05986	182.058	A	A
08278	40.300	A	A
07496	40.219	A	A
05987	4.612.300	B	B
26749	178.955	A	A
97538	17.800	A	A
19473	410.500	A	A
05840	3.810.300	A	A
24457	56.400	A	A
10205	760	A	A
44364	1.000.000	B	A
39834	46.446	A	A
39332	1.130.400	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
39332	893.032	A	A
37806	3.415	A	A
07670	12.000	C	C
10975	113.600	A	A
15231	5.200	A	A
97538	5.184.002	B	B
23242	23.500	A	A
32106	20.700	A	A
97538	610.200	A	A
97538	89.200	A	A
08945	298.797	A	A
25454	99.800	B	B
23824	1.781.953	A	A
22896	3.584.200	A	A
22896	745.300	A	A
22896	21.500	A	A
22896	1.437.700	A	A
22896	2.097.600	A	A
22896	3.398.800	A	A
31692	91.700	A	A
22896	403.800	A	A
23020	137.600	A	A
23020	204.800	A	A
20447	10.218	A	A
43585	435.902	A	A
97539	1.637.947	A	A
45919	27.772	A	A
27866	130.254	A	A
27624	302.608	A	A
39497	157.101	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
49764	18.617	A	A
05987	15.872.903	A	A
30812	659.713	A	A
05839	16.086.193	A	A
10364	2.186.936	A	A
37113	33.495	A	A
17021	43.941	A	A
05838	1.358.803	A	A
37113	32.015	A	A
11514	1.332.464	A	A
17647	72.968	A	A
07516	12.324	A	A
27624	2.381.450	A	A
36659	1.683	A	A
21779	15.132	A	A
12525	46.119	A	A
07345	27.000	A	A
34448	391.600	A	B
29183	19.200	A	A
23487	10.300	A	A
05838	634.100	B	B
07104	2.222.775	B	B
15543	161.900	B	B
07977	151.700	B	B
13228	4.756.100	B	B
30453	44.409	A	A
09089	489.029	A	A
08913	8.167	A	A
17009	3.594.116	A	A
14816	858.949	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
37967	2.247	A	A
37927	2.298	A	A
40428	4.873	A	A
28462	1.496.670	A	A
18969	127.993	A	A
37843	14.953	A	A
42427	171.698	A	A
48373	207.434	A	A
21336	61.328	A	A
48329	271.478	A	A
97539	61.295	A	A
97539	40.954	A	A
05986	768.020	A	A
05479	2.341.554	B	B
05987	1.658.524	B	B
08840	25.227.537	A	A
15746	18.800	A	B
27866	11.547	A	A
10596	7.486	A	A
10400	200.000	B	B
11729	93.135	A	A
14438	372.000	C	C
08268	7.775	A	A
41941	6.949	A	A
05838	13.243	A	A
97539	4.877	A	A
08914	392.600	B	A
27074	13.570	A	A
26784	21.875	A	A
26784	2.492	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
05838	86.180	A	A
07506	500.233	A	A
05986	24.700	A	C
18497	1.583	A	A
09299	16.057.538	A	A
29522	11.100	A	A
43879	77.200	A	A
42448	222.595	A	A
97539	2.386.674	A	A
97540	116.655	A	A
39882	1.147.608	A	A
29273	395.296	A	A
97540	446.906	A	A
45550	20.399	A	A
27550	280.406	A	A
18158	771.138	A	A
29596	1.498.200	B	A
08275	111.700	A	A
43690	14.200	A	A
15265	171.700	B	B
18030	23.122	A	A
05840	31.594	A	A
08640	30.900	A	A
09330	104.000	B	B
12120	35.800	B	B
26646	125.900	A	A
10419	163.200	A	A
13049	1.188.900	A	A
30254	31.145	A	A
19449	6.762	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
38756	800	A	A
12565	308.636	A	A
14366	26.988	A	A
25138	5.771	A	A
29522	166.332	A	A
29522	44.969	A	A
29522	24.538	A	A
29522	24.312	A	A
29522	86.208	A	A
29522	408.445	A	A
15248	262.074	A	A
31766	48.082	A	A
37972	445.797	A	A
09442	2.268.002	A	A
09330	20.600	A	A
09336	34.150	A	A
13628	14.700	A	A
07496	3.533.997	A	A
10381	353.700	B	B
27866	48.359	A	A
27866	4.082.216	A	A
27844	14.130	A	A
27866	1.904.325	A	A
27866	227.932	A	A
09529	813.301	A	A
05839	36.748	A	A
17500	10.605	A	A
14220	1.152.000	A	B
13442	52.700	A	A
41255	720.709	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
17181	26.500	A	A
18214	23.010	A	A
31050	162.100	A	A
50072	300	A	A
08548	4.231.165	A	A
19808	212.800	A	A
16816	1.641.200	A	A
14012	1.294.500	A	A
14027	460.500	A	A
24779	494.205	A	A
27084	93.100	A	A
23874	663.100	A	A
11030	2.091.600	A	A
11584	54.326	A	A
13296	48.016	A	A
29256	427.225	A	A
16878	34.300	A	A
05987	12.239.416	B	B
07140	14.935	A	A
34569	69.667	A	A
41012	732.728	A	A
11458	37.238	B	B
28979	300	A	A
28394	102.700	A	A
28990	384.000	A	A
31577	126.000	A	A
19413	848.933	A	A
23771	45.514	A	A
28720	27.822	A	A
08857	876.200	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
24224	139.177	A	A
16510	4.100.000	B	A
20813	1.943.892	A	A
17934	143.727	A	B
19100	114.305	A	A
27866	14.800	A	A
27866	5.312	A	A
13956	8.373	A	A
36970	75.126	A	A
21430	4.410	A	A
34825	3.559	A	A
05987	5.320.000	A	A
45512	13.300	A	A
46732	18.100	A	A
05987	4.955.400	A	A
08765	45.071.841	A	A
18858	119.500	A	A
97539	88.843	A	A
31502	90.000	A	A
36436	36.000	A	A
20796	4.426.407	A	A
41222	471.000	A	A
05839	135.620	A	A
07895	2.060	A	A
40508	2.049.485	A	A
37514	122.427	A	A
05987	2.559.463	A	A
48778	6.800	A	A
36719	333.400	B	A
07604	14.900	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
21166	3.900	A	A
07140	246.678	A	A
11324	6.400	A	A
14809	5.700	A	A
06943	1.826.715	C	C
44876	20.200	A	A
44876	161.200	A	A
13732	232.200	A	A
31502	8.720.484	A	A
16947	10.954.963	A	A
46375	155.636	A	A
16947	1.348.973	A	A
22157	79.049	A	A
14494	7.355	A	A
97539	32.642	A	A
37659	18.648	A	A
08336	402.817	A	A
09620	224.351	A	A
24935	663.350	A	A
13834	401.014	A	A
13834	238.091	A	A
08295	13.510.370	A	A
09089	26.937	A	A
11184	4.170.172	A	A
27714	1.203.168	A	A
07622	4.931.373	A	A
14153	48.660	A	A
21407	1.157.510	C	C
11184	5.414	C	C
12984	13.336	C	C

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
06323	433.502	C	C
02887	8.919	C	C
07096	23.768	C	C
06069	16.695	C	C
20147	24.998	C	C
07686	9.092	C	C
37347	180.769	C	C
18138	72.706	C	C
19388	186.441	C	C
03370	480.200	C	C
10263	298.669	C	C
31943	635.346	A	A
04751	107.210	C	C
41867	20.100	C	C
42814	2.203.321	C	C
04194	6.112	A	A
09063	292.800	A	A
14791	404.200	B	A
04588	29.407	A	A
41286	140.558	A	A
08731	21.585	A	A
26565	204.500	A	A
39514	11.600	A	A
07418	24.690	A	A
39930	453.051	A	A
49444	87.821	A	A
05501	68813665	A	-
05501	4086365	B	-
05501	15670	C	-
05501	68813365	-	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
05501	4086665	-	B
05501	15670	-	C
40841	95.700	A	A
97539	3.302.140	A	A
32318	34.090	C	C
44876	427.087	A	A
36853	83.100	A	A
17858	60.017	A	A
30918	61.400	A	A
41881	31.667	A	A
24548	138.600	A	A
37099	39.400	A	B
21962	274.041	A	B
12094	326.963	A	B
20849	6.600	A	B
44602	3.985	A	B
26160	262.086	A	B
09470	92.765	A	B
05479	2.525.697	A	B
05987	5.721	A	B
42133	45.783	B	B
34401	999.500	B	A
09029	400.000	A	A
09087	93.781	A	A
09627	874.700	B	A
07140	1.063.400	B	A
06541	144.100	A	A
31814	65.600	A	A
44692	19.433	A	A
44692	1.312.300	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
24917	48.283	B	B
42355	67.431	A	A
05839	1.092.880	A	A
45937	41.200	A	A
48331	87.000	A	A
35211	32.167	B	B
39383	1.989.070	B	B
34693	400.000	B	B
14988	5.582.174	A	B
33580	91.629	A	B
07516	2.237.772	A	A
20155	17.960	A	A
08387	37.500	A	A
97539	1.753.600	A	A
35152	62.000	A	A
11651	862.100	A	A
10378	273.600	A	A
26431	486.144	A	A
15831	157.500	A	A
20923	3.367	A	A
33968	352.100	B	B
23127	1.597.307	A	A
42282	2.627.930	A	A
39332	1.036.500	A	A
30769	46.680	A	A
30402	2.574.119	A	A
08105	72.953	A	A
48200	508.300	B	A
22282	546.658	A	A
20170	8.806.000	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
11748	6.681.400	A	A
13973	100.900	A	A
09470	5.204.300	B	B
20349	21.500	A	A
09048	105.529	A	A
39687	354.600	A	A
40156	231.040	A	A
32138	518.873	A	A
34791	2.925.543	A	A
34546	3.436.567	A	A
32812	5.655.086	A	A
32812	2.140.611	A	A
41881	5.533	A	A
32812	3.069.029	A	A
27328	218.708	A	A
32905	333.484	A	A
08465	595.393	A	A
47610	157.100	A	A
08428	11.500	A	A
28072	98.128	B	B
97539	7.221	A	A
08579	287.900	A	A
33857	315.100	A	A
36383	195.400	A	A
05839	21.066.200	A	A
07940	273.354	A	A
19874	315.200	A	A
42904	53.596	A	A
19874	98.752	A	A
09073	593.050	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
23794	1.134.798	A	A
07647	71.300	A	A
07418	1.723.337	A	A
09627	63.660	A	A
11906	186.601	A	A
26206	146.783	A	A
15189	100.200	A	A
05839	468.700	B	B
14170	678.600	B	A
26784	22.031	A	A
11164	7.573.938	A	A
11458	10.111.706	A	A
26531	15.357.377	A	A
23745	9.900.192	A	A
23745	7.392.308	A	A
11458	3.288.318	A	A
19341	841.508	A	A
19341	756.408	A	A
31902	182.140	A	A
17288	14.391.153	A	A
31814	51.833	A	A
11458	4.889.365	A	A
19966	18.108.852	A	A
05987	343.100	A	A
10762	28.500	A	A
12365	638.193	B	B
37612	128.700	B	B
08075	51.145	A	A
05840	59.280	A	A
29571	109.700	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
09145	13.681.738	A	B
32642	1.400	A	A
10374	1.039.300	A	A
21826	51.922	A	B
42448	6.800.000	A	A
11176	58.800	A	A
11981	46.800	A	A
39850	504.600	A	A
27311	1.488.749	A	A
07345	81.900	A	A
05839	600	A	A
05839	94.900	B	B
09163	1.186.700	A	A
35036	10.400	B	B
11811	247.800	B	B
35726	61.170	C	C
48293	4.500	A	A
31692	12.554.000	A	B
41256	43.200	A	B
11432	700.000	A	B
05839	48.400	B	B
07889	111.954	B	B
17797	535.517	B	B
27222	56.193	B	B
06239	594.812	B	B
22360	25.821	B	B
05839	277.719	B	B
36234	12.590.200	A	A
42921	5.882.300	A	A
26737	668.900	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
05987	2.099.700	A	A
20322	175.533	A	A
97540	44.553	B	B
97540	14.600	A	A
32101	53.685	A	A
97540	56.325	A	A
11100	1.584.600	B	B
48429	9.300	A	A
17718	294.687	A	A
41081	3.800	A	A
07237	615.800	B	B
05839	2.063.800	B	B
21265	1.289.700	B	B
15821	207.961	A	A
13969	553.945	A	A
29726	601.458	A	A
17898	711.838	A	A
46375	681.589	A	A
13549	2.434.387	A	A
42046	124.221	A	A
35957	161.647	A	A
38281	52.426	A	A
44515	12.483	A	A
28757	150.232	A	A
34309	207.826	A	A
32318	198.409	A	A
50676	101.014	A	A
32064	5.982.105	A	A
32318	1.092.033	A	A
07279	39.935	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
10435	18.645	A	A
16816	157.895	A	A
21281	28.100	A	A
97540	9.200	A	A
38661	9.455.000	A	A
09170	550.800	A	A
05839	22.500	A	A
42389	130.300	A	A
34900	8.400	A	A
27866	978.700	A	A
24569	7.943	A	A
19244	4.600	A	A
97540	193.220	A	A
24666	253.677	A	A
97540	338.332	A	A
40421	1.147.340	A	A
05986	2.335.200	A	A
13362	64.400	A	A
05839	843.928	A	A
19910	48.700	A	A
07820	33.075	A	A
05987	196.200	A	A
05985	200.010	A	A
05987	4.795.795	A	A
97540	51.900	A	A
05839	4.519.900	A	A
22896	105.100	A	A
35780	53.685	A	A
22875	116.200	A	A
34708	204.200	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
20622	234.900	A	A
23952	11.000	A	A
18830	23.300	A	A
05987	18.100	A	A
07191	417.900	B	B
30489	1.300.100	A	B
97540	26.977.889	A	A
43550	298.578	A	A
37236	262.700	A	A
48316	41.980	A	A
10916	757.362	B	B
05839	19.579	A	A
97540	40.200	A	A
33814	121.870	A	A
48123	27.920	C	C
30515	15.900	A	A
08360	11.000	B	B
07333	1.910.800	B	A
05840	581.077	A	A
07191	530.905	A	A
24141	889.600	B	A
48561	221.418	A	A
97540	1.717.800	B	B
11311	780.902	A	A
09593	1.183.052	A	A
23572	50.959	A	A
06239	1.327.200	A	A
07208	56.100	B	B
05840	848.688	A	A
18550	3.780.600	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
46964	713.600	A	A
46964	1.744.400	A	A
46964	125.400	A	B
19800	26.500	A	A
23060	69.500	A	A
46964	793.886	A	B
46981	1.418.485	A	A
46981	1.241.300	A	A
28784	112.700	A	A
46981	1.322.376	A	B
47794	1.700	A	A
46981	917.300	A	A
05840	5.785.151	A	A
46787	518.900	A	A
07990	77.900	A	A
07237	880.100	A	A
07418	879.500	A	A
07536	2.441.998	A	A
97540	12.200	A	A
07516	480.000	A	A
12241	145.600	A	A
10400	946.756	A	A
32457	1.351.710	A	A
18628	912.515	A	A
18533	12.876	A	A
12068	8.386.141	A	A
12068	1.110.019	A	A
41423	401.600	A	A
25068	34.200	A	A
31533	554.514	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
35957	15.985	A	A
31493	515.507	A	A
48411	21.853	A	A
34431	110.218	A	A
13725	131.135	A	A
43968	18.600	A	B
07247	309.000	A	B
07247	42.000	A	B
13307	3.438.600	B	A
23958	2.093.500	B	A
25232	3.829.900	B	A
20903	381.300	B	A
22105	3.827.400	B	A
48021	71.400	B	A
25454	564.800	B	B
19874	151.197	A	A
11410	648.000	A	A
07247	175.318	A	A
36741	103.873	A	A
07496	61.000	A	A
97540	239.300	A	A
29322	16.600.401	A	A
31240	220.139	A	A
35693	7.552.939	A	A
32329	875.801	A	A
47705	5.708	A	A
41199	8.935	A	A
14541	914.376	A	A
26311	71.251	A	A
05840	2.493.657	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Participant	Number of votes	Resolutions
		1	2
37113	130.766	A	A
97540	15.876.631	A	A
09559	696.942	A	A
30066	21.100	A	A
13709	287.300	A	A
25271	5.531	A	A
25271	20.615	A	A
24907	35.640	A	A
07516	2.359.800	A	A
14541	19.467	A	A
14549	39.664	A	A
49202	111.539	A	A
49632	25.324	A	A
09087	13.524	A	A
01789	5.854	A	A
26370	17.212	A	A
28320	29.373	A	A
05092	82.239	A	A
06046	6.929.240	B	A
15485	1.296.597	B	B
27703	44.900	A	A
45902	4.762	A	A
21273	704.784	A	A
31154	1.442	A	A
10798	51.084	A	A
11704	63.000.000	A	A
20770	22.500	A	A
19754	272.194	A	A
19530	1.681.079	A	A
31591	66.496	A	A
16617	419.907	A	A

Legend
A – Approve
B – Reject
C – Abstain

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No.
06.057.223/0001-71

Resolution 1 – Re-ratification of the annual global limit compensation of the Company’s management for the fiscal year ended on December 31, 2022.

Resolution 2 – Fixation of the annual global limit compensation of the Company’s management for the fiscal year to be ended on December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.